EXHIBIT 28(b) 7 UNDER FORM N-1A
EXHIBIT 3(i) UNDER ITEM 601/REG. S-K

Amendment #19

to the By-Laws

Of

FEDERATED MUNICIPAL SECURITIES FUND, INC.

Effective June 1, 2013

Insert the following into Article VI, Agreements, Checks, Drafts, Endorsements, etc. and renumber the remaining sections accordingly:

Section 2. Delegation of Authority Relating to Dividends. The Directors may delegate to any Officer or Agent of the Corporation the ability to authorize the payment of non-stock dividends and may delegate to an Officer or Agent in accordance with that general authorization the power to fix the amount and other terms of the dividend provided that the Directors established a method or procedure for determining the maximum amount of the distribution.

The title of Article VI is deleted and replaced as follows: “Agreements, Certain Delegation, Checks, Drafts, Endorsements, etc.”